

April 5, 2021

Will Logan
Chief Financial Officer
Creative Realities, Inc.
13100 Magisterial Drive, Suite 100
Louisville, KY 40223

      Re: Creative Realities, Inc.
          Registration Statement on Form S-3
          Filed April 2, 2021
          File No. 333-255001

Dear Mr. Logan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Technology